10027307

NITED STATES
'D EXCHANGE COMMISSION
ıington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 23 2010
Washington, DC
109

| SEC FILE NUMBER |
|---|
| 8-47616 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MAY CAPITAL GROUP, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 West 57th Street, Suite 2322
(No. and Street)

| New York | New York | 10107 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence E. May, Managing Member — (212) 489-0100
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

| 183 MADISON AVENUE, SUITE 204 | New York | New York | 10016 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Lawrence E. May, Managing Member and Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of May Capital Group, LLC (Company), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Lawrence E. May, Managing Member

Sworn and subscribed to before me this 18 day of FEB, 20 10

LINDA M. ANDRIS
NOTARY PUBLIC OF NEW JERSEY
ID # 2297946
MY COMMISSION EXPIRES MARCH 14, 2013

**This report contains (check all applicable boxes):**

| | | | Page |
|---|---|---|---|
| | | Report of Independent Registered Public Accounting Firm | 1 |
| (x) | (a) | Facing page. | |
| (x) | (b) | Balance Sheets | 2 |
| (x) | (c) | Statement of Operations. | 3 |
| (x) | (d) | Statement of Cash Flows. | 4 |
| (x) | (e) | Statement of Changes in Member's Equity. | 5 |
| ( ) | (f) | Statement of Changes in Subordinated Liabilities (not applicable). | |
| (x) | | Notes to Financial Statements. | 6 - 7 |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. | 8 |
| ( ) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. | |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. | |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required). | |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). | |
| (x) | (l) | An Oath or Affirmation. | |
| ( ) | (m) | A Copy of the SIPC Supplemental Report (not required). | |
| (x) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control). | 9 - 10 |

VB&T

Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
May Capital Group, LLC

We have audited the accompanying balance sheet of May Capital Group, LLC, (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of May Capital Group, LLC at December 31, 2009, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
February 3, 2010

Registered with the Public Company Accounting Oversight Board

**MAY CAPITAL GROUP, LLC**
**BALANCE SHEET**
**DECEMBER 31, 2009**

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 36,069 |
| Accounts receivable | 5,000 |
| Prepaid expense | 3,275 |
| Total Assets | $ 44,344 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Accrued expenses | $ 3,000 |
| Total Liabilities | 3,000 |
| Contingencies | - |
| Member's equity | 41,344 |
| Total Liabilities and Member's Equity | $ 44,344 |

See Independent Accountants' Report and Accompanying Notes

**MAY CAPITAL GROUP, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | |
|---|---|
| Revenues: | |
| Commissions | $ 115,713 |
| Compliance fee income | 10,000 |
| Interest and dividends | 29 |
| Total Revenues | 125,742 |
| Costs and Expenses: | |
| Commissions | 27,190 |
| Rent | 18,000 |
| Professional fees | 15,660 |
| Travel and entertainment | 11,622 |
| Computer | 3,850 |
| Office | 3,344 |
| Consulting | 1,770 |
| Telephone | 1,087 |
| Depreciation | 992 |
| Insurance | 655 |
| Total Costs and Expenses | 84,170 |
| Net income | $ 41,572 |

See Independent Accountants' Report and Accompanying Notes

**MAY CAPITAL GROUP, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net income | $ 41,572 |
| Depreciation | 992 |
| Adjustment to reconcile net income to net cash provided by operating activities: | |
| Decrease in accounts receivable | 4,765 |
| (Increase) in prepaid expense | (1,418) |
| (Decrease) in commissions, accounts payable and accrued expenses | (1,100) |
| Net Cash Provided By Operating Activities | 44,811 |
| Cash Flows From Investing Activities: | |
| Purchase of furniture | (992) |
| Net Cash (Used) by Investing Activities | (992) |
| Cash Flows From Financing Activities: | |
| Member's distributions (net of contributions) | (21,379) |
| Net Cash (Used) by Financing Activities | (21,379) |
| Net Increase In Cash | 22,440 |
| Cash and cash equivalents at beginning of the year | 13,629 |
| Cash and cash equivalents at end of the year | $ 36,069 |

See Independent Accountants' Report and Accompanying Notes

# MAY CAPITAL GROUP, LLC
## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2009

| | Total Member's Equity |
|---|---|
| Balance, January 1, 2009 | $ 21,151 |
| Member's distributions - net | (21,379) |
| Net income | 41,572 |
| Balance, December 31, 2009 | $ 41,344 |

See Independent Accountants' Report and Accompanying Notes

## 1. *ORGANIZATION AND NATURE OF BUSINESS*

May Capital Group LLC (the "Company"), was formed as a limited liability company on August 15, 1994 in the State of New Jersey. The Company was formed for the purpose of acting as a placement agent, finder or consultant in the sale of shares or interests in hedge funds and private equity funds.

The company is a fully disclosed broker dealer and is licensed to market mutual funds, variable life insurance, variable annuities and direct participation programs as outlined in the FINRA membership agreement. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

## 2. *SIGNIFICANT ACCOUNTING POLICIES*

**Revenue Recognition**
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

**Cash and Cash Equivalents**
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

**Fees Receivable**
Fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

**Property and Equipment**
Property and equipment are recorded at cost. Depreciation is computed using accelerated methods of depreciation and all of the property and equipment was fully depreciated at December 31, 2009. Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized.

**Income Taxes**
No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the member. The Company is responsible for a NYC unincorporated business tax on income, which is calculated at the statutory rate. There was no NYC unincorporated business tax due for the fiscal year 2009 and there is an overpayment of $3,275 which is to be refunded.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## *3. NET CAPITAL REQUIREMENTS*

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $33,069, which was $28,069 in excess of the amount required.

**MAY CAPITAL GROUP, LLC**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2009**

| | |
|---|---|
| NET CAPITAL: | |
| Total member's equity | $ 41,344 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Accounts receivable | 5,000 |
| Prepaid expense | 3,275 |
| Net capital before haircuts on securities positions | 33,069 |
| Haircuts on securities positions | - |
| Undue concentration | - |
| Net Capital | $ 33,069 |
| AGGREGATE INDEBTEDNESS: | |
| Items included in the statement of financial condition: | |
| Accounts payable and accrued expenses | $ 3,000 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 200 |
| Minimum dollar net capital required | $ 5,000 |
| Excess net capital | $ 28,069 |
| Excess net capital at 1,000% | $ 32,769 |
| Percentage of aggregate indebtedness to net capital is | 9% |

The above computation does not differ materially from the December 31, 2009 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T

Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
May Capital Group, LLC

In planning and performing our audit of the financial statements of May Capital Group LLC (the "Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we consider the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by Rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*UB+T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
February 3, 2010

**<u>May Capital Group, LLC</u>**

**<u>(SEC I.D. No. 8-47616)</u>**

**FINANCIAL STATEMENTS AND**

**SUPPLEMENTAL SCHEDULE**

**FOR THE YEAR ENDED DECEMBER 31, 2009**

**AND**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**AND**

**SUPPLEMENTAL REPORT ON INTERNAL CONTROL**